Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

January 25, 2013

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that the Del Toro Silver Mine, located in the state of Zacatecas, Mexico, has achieved initial silver production.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

January 25, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX - FR	January 25, 2013
NYSE - AG
Frankfurt - FMV

Production Commences at the Del Toro Silver Mine

First Majestic Silver Corp. ("First Majestic" or the "Company") is proud to announce that the Del Toro Silver Mine, located in the state of Zacatecas, Mexico, has achieved initial silver production.

The Del Toro Silver Mine was inaugurated in a special ceremony on January 23, 2013 which declared the new plant as officially open. Approximately 250 people attended the event including several Mexican Federal, State and Municipal authorities. The State Government was represented by Governor Lic. Miguel Alonso Reyes, the Governor of Zacatecas.

Keith Neumeyer, President and CEO stated; “The start-up of the Del Toro Silver Mine marks a very important milestone for First Majestic. This year, the Company will celebrate its 10 year anniversary by breaking through 10 million ounces of silver production as a result of Del Toro coming on stream. I would like to send my deepest appreciation to everyone on our team who have all worked so hard in getting our fifth producing mine up and running.”

Underground development within the three mines which comprise the Del Toro Silver Mine (San Juan, Perseverancia/San Nicolas and Dolores) has produced 97,700 tonnes of stockpiled ore which is currently supplying feed to the processing plant. Commercialization of the 1,000 tonnes per day (tpd) flotation circuit is anticipated by April 1, 2013. Further development in the first half of 2013 will be focused on preparing the mines for phase two of production, which will include the addition of a 1,000 tpd cyanidation circuit. Phase two start-up is expected by July 1, 2013, at which time, the mill is expected to be running at a combined throughput rate of 2,000 tpd (1,000 tpd flotation and 1,000 tpd cyanidation).

The Company also remains on schedule for the third and final phase of production (2,000 tpd flotation and 2,000 tpd cyanidation) by the third quarter of 2014 at which time Del Toro is expected to become the Company’s largest operation and is projected to produce at an annualized rate of approximately 6 million ounces of silver per year, and significant amounts of lead and zinc.

First Majestic is a producing silver company focused on silver production in México. The Company is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral properties and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the accuracy of mineral reserve and resource estimates; the estimated cost and timing of development of our development projects; the timing of completion of exploration programs and preparation of technical reports; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.